Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Rigetti & Co, Inc.

Berkeley, CA

We hereby consent to the use in the Proxy Statement/Prospectus constituting a part of this Registration Statement of our report dated June 23, 2021, except for certain Income Statement Reclassifications discussed in Note 2 and Net Loss Per Share disclosures discussed in Notes 2 and 12, as to which the date is November 2, 2021, relating to the consolidated financial statements of Rigetti & Co, Inc., which is contained in that Proxy Statement/Prospectus.

We also consent to the reference to us under the caption “Experts” in the Proxy Statement/Prospectus.

/s/ BDO USA, LLP

Spokane, WA

January 13, 2022